

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

December 7, 2009

David Dreslin
President
Gulf Shores Investments, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

> **Re:** **Gulf Shores Investments, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 12, 2009**
> **File No. 333-162177**

Dear Mr. Dreslin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

General

1.   We note your response to comment 1 of our letter dated October 23, 2009 and we reissue our prior comment. The fact that you have not identified any properties for acquisition and that you have not secured any financing for these properties seems to indicate that you have no specific business plan. Furthermore, you have not disclosed in your prospectus that you have undertaken to research and develop the company's proposed business operation of managing properties. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   We note your response to comment 2 of our previous letter that you do not believe that your registration statement should be filed on Form S-11. We also note that your business operations include managing, rehabilitating, buying, and selling income producing commercial and residential real estate properties. We are of the view that these operations constitute acquiring and holding for investment real estate or interests in real estate. Therefore, your registration statement should be filed on Form S-11, not on Form S-1. Please revise accordingly or in the alternative, please provide an analysis describing specifically how you fall outside the scope of General Instruction A to Form S-11 citing any authority upon which you rely.

Prospectus Summary, page 4

3.   We note your response to comment 4 of our previous letter and we reissue in part our prior comment. Please briefly discuss the company's <u>current</u> operations and distinguish these from the company's proposed operations. For example, please discuss whether management is currently seeking to acquire any properties. Also revise accordingly the related disclosure in the business section.

Risk Factors

We have limited Operating History …, page 6

4.   We note your response to comment 6 of our previous letter and we reissue in part our prior comment. In the risk factor, the company refers to "customer loyalty" and "providing a product that meets customer standards." It is unclear how these general descriptions apply to your principal business of management and ownership of real estate properties. Please revise or advise.

Information about the Registrant, page 15

Description of Business

5.   We note your disclosure that your management is experienced in the real estate industry and reviews and recommends suitable projects for the company. It appears from your disclosure on page 21 that David Dreslin, the sole member of management, has worked for the past five years as President of Dreslin Financial Services, and for the past 24 years as a certified public accountant dealing with business enterprises. Within your Description of Business, please describe Mr. Dreslin's past experience with real estate which qualifies him to review and recommend suitable projects for the company.

Financial Statements and Notes

General

6.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

7.   We note your disclosure that you intend to contract with outside affiliates to facilitate services related to your real estate activities. Please name the affiliates and discuss the principal terms of any proposed agreements that the company has or is likely to enter into it. Also revise accordingly the transactions with related persons section as required by Item 404(a) of Regulation S-K.

8.   Refer to Item No. 2 under Plan of Operations. We note your disclosure that you will evaluate your performance based on (1) number of new real estate projects, (2) expense management, (3) achieving positive cash flow, and (4) creating strategic alliance relationships. With regard to expense management, achieving positive cash flow, and creating strategic alliance relationships, please provide details regarding specific milestones for these categories including the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.

9.   We note your disclosure on page 20 that the company is "actively seeking financing on favorable terms to purchase under-valued properties." Please describe in detail how the company is actively seeking financing.

Capital Resources and Liquidity, page 21

10.   We note your response to comment 9 of our previous letter and your revised disclosure on page 21 that if additional cash is required "it will require shareholder loans to cover any shortfall for the offering." Please discuss whether the company has entered into any written or oral agreements with any shareholders to provide such loans. If not, please explain why.

Security Ownership of Certain Beneficial Owners and Management, page 23

11.   Please disclose in a footnote to the table the amount of shares owned through family members and name such family members.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 23

12.   We note your response to prior comment 22 and we reissue our comment. Please state the name of each promoter and the nature of anything of value received or to be received by each promoter as required by Item 404(c) of Regulation S-K. This would include, but not be limited to, the names of the persons that directly or indirectly took the initiative in founding and organizing the business of the registrant. See Rule 405 of Regulation C for the definition of promoter.

Part II – Information Not Required In Prospectus

Exhibits, page 28

13.   In accordance with our opinion that your registration statement should be filed on Form S-11, we reissue prior comment 24. Please file a tax opinion with your next amendment as required by Item 601(b)(8) of Regulation S-K.

<u>Signatures, page 30</u>

14.   We note your response to prior comment 26, and we reissue the comment. Please revise to include the signatures of all required persons in their individual capacities following the model signature block found in the Instructions to Signatures on Form S-1.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely Lamothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
        Anslow and Jaclin, LLP
        Via Facsimile: (732) 577-1188